UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	PROXY STATEMENT Dated July 27 , 2010	16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: July 27, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION LTD.
21A Habarzel Street
Tel Aviv 69710, Israel

PROXY STATEMENT
______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 31, 2010

We invite you to attend Alvarion Ltd.'s ("Alvarion") Annual General Meeting of Shareholders (the "Meeting").  The meeting will be held on Tuesday, August 31, 2010 at 3:00 p.m. (Israel time) at Alvarion's principal executive offices at 21A Habarzel Street, Tel Aviv 69710, Israel.

We are sending you this Proxy Statement because you held Ordinary Shares, nominal value NIS 0.01 per share, of Alvarion ("Ordinary Shares") as of the July 26, 2010 record date.  You can vote your shares by attending the Meeting or by completing and signing a proxy card.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	the reelection of Mr. Amnon Yacoby and the election of Mr. Brian Protiva to our Board of Directors;

(2)	the reelection of Ms. Robin Hacke as an External Director to our Board of Directors;

(3)
the approval of the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorization of the Board of Directors and/or Audit Committee to fix the annual compensation of the independent auditors;

(4)	the approval of an annual fee for each director serving as a chair of a committee of our Board of Directors;

(5)	the approval of an option exchange program; and

(6)	discussion of our 2009 audited consolidated financial statements.

We are not currently aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card.  Enclosed is the proxy card for the Meeting that is being solicited by our Board of Directors, together with a pre-addressed postage-paid return envelope.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than two (2) hours prior to the time fixed for the Meeting on August 31, 2010.  By signing and returning the proxy card, you are confirming that you do not have a "personal interest" in any of the proposed resolutions, unless you specifically note a "personal interest" with respect to a specific resolution.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on July26, 2010.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on July26, 2010, or which appeared in the participant listing of a securities depository on that date.  We are mailing the proxy cards to our shareholders on or about July 26, 2010, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On July 26, 2010, we had outstanding 62,196,741 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing more than 33.33% of our voting power.  This is known as a quorum.  If a quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman of the Board with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned Meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

The vote required for the approval of Items 1 through 5 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy.  In addition, in order to approve Item 2, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares.

Copies of the proxy card, the notice of the meeting and this Proxy Statement are available at http://www.alvarion.com.

It is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count in the election of directors (Items 1 and 2 of this Proxy Statement).  In the past, if a shareholder held Ordinary Shares through a bank or broker and did not indicate how the holder wanted the Ordinary Shares voted in the election of directors, the shareholder's bank or broker was allowed to vote those Ordinary Shares on the shareholder's behalf in the election of directors as it felt appropriate. Recent changes in regulations were made to take away the ability of a shareholder's bank or broker to vote uninstructed shares in the election of directors on a discretionary basis. Thus, if a shareholder holds Ordinary Shares through a bank or broker and does not instruct the bank or broker how to vote in the election of directors, no votes will be cast on that shareholder's behalf.

Our Board of Directors unanimously recommends that you vote "FOR" all proposals under Items 1 through 5 below.

Beneficial Ownership of Securities by Certain Beneficial Owners

As of July 26, 2010, we are not aware of any person or entity that beneficially owns more than 5% of our outstanding Ordinary Shares.

Item 1 – Proposal to Elect Two Directors

You are being asked to reelect Mr. Amnon Yacoby and elect Mr. Brian Protiva to our Board of Directors, each for a term expiring at the third annual general meeting of our shareholders following this Meeting.

Under our Articles of Association, the maximum number of our directors is fixed at ten.  We currently have eight directors, including two directors who are "External Directors" under Israel's Companies Law.  See Item 2 below regarding the reelection of one of our External Directors.

Our Articles of Association provide that a certain number of our directors (other than the External Directors) shall be elected each year at our annual general meeting, and, unless specifically determined otherwise, each elected director shall serve until the third annual general meeting following the meeting at which such director was elected.

In accordance with Israel's Companies Law, each of the nominees for election to our Board of Directors has certified to us that he or she meets all of the requirements of Israel's Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Alvarion, taking into account the size and special needs of Alvarion.

Nominees for Director

Our Board of Directors' Nominating and Corporate Governance Committee recommended that the following two nominees be elected to the Board of Directors at the Meeting.  Our Board of Directors approved this recommendation.  Biographical information of these nominees is set forth below.

Mr. Amnon Yacoby has served as a member of our Board of Directors since our merger with Floware in August 2001.  Mr. Yacoby founded Floware and served as its Chief Executive Officer and as a member of its board of directors until its merger with us. Following our merger with Floware until the end of 2001, Mr. Yacoby served as our co-Chief Executive Officer. In 2004, Mr. Yacoby founded Aternity, Inc. and serves as its Chairman. In 1987, Mr. Yacoby founded RAD Network Devices Ltd., a developer of data networking devices, and served as its president and Chief Executive Officer until 1995.  From 1972 to 1986, he served in the Israel Defense Forces' Electronic Research Department in various positions, most recently as head of the department.  He twice received the Israel Security Award.  Mr. Yacoby holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion – Israel Institute of Technology.

Mr. Brian Protiva is the Chief Executive Officer of ADVA Optical Networking ("ADVA"), a global provider of intelligent telecommunications infrastructure solutions, which he co-founded in 1994.  Prior to Mr. Protiva''s appointment as ADVA's CEO in 2001, he was one of ADVA's two managing directors, focused on creating ADVA's marketing, sales and growth strategy.  Prior to co-founding ADVA, Mr. Protiva was managing director at AMS Technologies (now the EGORA Group), which he joined in 1987 and where he focused on co-managing its subsidiaries. Mr. Protiva holds a B.Sc. in electrical engineering from Stanford University, USA.

We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

We are proposing to adopt the following resolution:

"RESOLVED, that the election of the following two persons to the Board of Directors of Alvarion Ltd. for a term expiring at the third annual general meeting of shareholders following the date hereof be, and it hereby is, approved: Mr. Amnon Yacoby and Mr. Brian Protiva."

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to elect the individuals named above as directors.

Item 2 – Proposal to Elect an External Director

In accordance with Israel's Companies Law and the relevant regulations, we must have at least two External Directors who meet the statutory requirements of independence.  An External Director serves for a term of three years, which may be extended for additional three-year terms.  An External Director can be removed from office only under very limited circumstances.  All of the External Directors must serve on our audit committee, and at least one External Director must serve on each committee of our Board of Directors.

Professor Raphael Amit and Ms. Robin Hacke are our External Directors under Israel's Companies Law.  The current term of office of Ms. Robin Hacke expires in 2010 and she is standing for reelection at this Meeting.  The term of office of Professor Raphael Amit expires in 2012, and he is not required to stand for reelection at this Meeting.  Biographical information of Ms. Robin Hacke is set forth below.

Ms. Robin Hacke was appointed as one of our external directors upon our merger with Floware in August 2001.  Ms. Hacke served as a member of Floware's board of directors from its initial public offering in August 2000 and was appointed as an external director of Floware in December 2000.  In September 2007, Ms. Hacke became Director of Capital Formation at Living Cities, a funding collaborative of foundations and financial institutions.  Since August 2003, Ms. Hacke has been the Managing Director of Pentaport Venture Advisors Inc., a company that advises investment companies, including Portview Communications Partners LP.  From 1990 to 2002, Ms. Hacke served as the Chief Executive Officer of HK Catalyst Strategy and Finance Ltd., a company that Ms. Hacke founded that provided advisory services to investment companies and high-tech enterprises.  From 1986 to 1990, Ms. Hacke held various management positions at Aitech Ltd., an Israeli start-up company.  Prior to that, Ms. Hacke was an investment banker at Shearson Lehman Brothers in New York.  Ms. Hacke holds an A.B. magna cum laude degree from Harvard-Radcliffe College and an MBA degree from Harvard Business School.

Nominee for External Director

Our Board of Directors' Nominating and Corporate Governance Committee recommended that Ms. Robin Hacke be reelected as an External Director at the Meeting for an additional three year term.  Our Board of Directors' Nominating and Corporate Governance Committee and our Board of Directors has each found that Ms. Robin Hacke has all necessary qualifications required under Israel's Companies Law to be considered an "External Director" and to be considered an "independent director" pursuant to the applicable SEC and NASDAQ regulations. Our Audit Committee and Board of Directors approved the Board of Directors' Nominating and Corporate Governance Committee's recommendation and determined that, in light of the expertise and contribution to our Board of Directors and Board committees of Ms. Robin Hacke, the reappointment of Ms. Robin Hacke as an External Director for an additional three years would be in Alvarion's best interest.  If elected at the Meeting, Ms. Robin Hacke will serve for an additional three-year term.

We are proposing to adopt the following resolution:

"RESOLVED, that the election of Ms. Robin Hacke to the Board of Directors of Alvarion Ltd. to serve as an External Director for a three-year term be, and it hereby is, approved."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to reelect Ms. Robin Hacke as one of our External Directors.  In addition, the shareholders' approval must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares.  Under Israel's Companies Law, in general, a person will be deemed to be a controlling shareholder of a company if the person has the power to direct the activities of such company, other than by reason of being a director or an office holder of such company.

Item 3 – Proposal to Approve the Appointment and Compensation of Our Independent Auditors

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent auditors for the period ending at our next annual general meeting of shareholders.

Our Audit Committee and Board of Directors have recommended, subject to our shareholders' approval, that Kost Forer Gabbay & Kasierer be appointed as our independent auditors for the period ending at our next annual general meeting of shareholders.

The shareholders will also be asked to authorize the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) to fix the remuneration of the auditors.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the Meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the Meeting.  In addition, at the Meeting, the shareholders will receive a report with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2009.

We are proposing to adopt the following resolution:

"RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Alvarion Ltd.'s independent auditors for the period ending at Alvarion Ltd.'s next Annual General Meeting of shareholders be, and it hereby is, approved, and the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent auditors."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent auditors.

Item 4 – Proposal to Approve An Annual Fee for Committee Chairs

At the Meeting, the shareholders will be asked to approve an additional annual fee of $25,000 for each director serving as chair of any of our Board of Directors' committees (the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee) following the date of the Meeting.

We currently pay each of our non-executive directors (other than the Chairman of our Board who provides executive services to Alvarion and is paid separately for those services) an annual fee of $25,000 for the services he or she provides to Alvarion, which annual fee includes payment for the Board and committee meetings attended by such director during the year.

In addition, upon election or reelection to our Board, each of our non-executive directors is granted options to purchase 10,000 Ordinary Shares for each year of the term for which he or she is elected or reelected, which is three years.  The exercise price of the granted options equals the closing price of the Ordinary Shares on NASDAQ on the date of grant, and the options vest in equal quarterly installments over the term of election or reelection.

The cash compensation of our directors has not been updated since 2004 (other than the chairman fee which increased in 2006).  We are now proposing to amend the compensation terms of our directors who serve as chairs of each of our Board committees and contribute significant time and efforts to Alvarion's operations and success, by approving an additional annual fee for their services as committee chairs.  Our Board of Directors currently has three committees – an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.  We strongly believe the adoption of this fee is imperative in order to attract skilled industry-specialized directors to our Board and retain our knowledgeable and experienced directors.  We believe that the adoption of this fee is in the best interest of Alvarion and our shareholders.

Israel's Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires the approval of our Audit Committee, our Board of Directors and our shareholders.  This includes cash compensation as well as compensation in the form of stock options and restricted share units.

Our Compensation Committee, our Audit Committee and our Board of Directors have recommended, subject to our shareholders' approval, an annual fee of $25,000 for each director serving as chair of any of our Board of Directors' committees, following the date of the Meeting.

We are proposing to adopt the following resolution:

"RESOLVED, that, effective as of the date of the Meeting, each director serving as a chair of any of Alvarion Ltd.'s Board of Directors' committees, be paid an additional annual fee of $25,000."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to pay an annual fee to the chairs of each of our Board of Directors' committees.

Item 5 – Proposal to Approve an Option Exchange Program

Overview

At the Meeting, the shareholders will be asked to approve an option exchange program that would allow us to cancel certain out-of-the-money share options granted under our equity incentive plans and held by our employees (including officers) in exchange for the issuance of new share options with re-started vesting periods and an exercise price equal to the fair market value of our Ordinary Shares on the grant date of the new share options.

We are proposing this program because it reduces our equity award "overhang" (i.e., the total number of Ordinary Shares subject to outstanding equity awards as a percentage of our total Ordinary Shares outstanding) through the cancellation of outstanding options that currently provide no meaningful retention or incentive value to our employees.

We believe that our best course of action is to reduce the size of such employees' equity award positions and replace these equity awards with new options with a new exercise price and to re-start the vesting periods that apply to these options.  We believe that this will create better performance incentives for these option holders and thereby align the interests of our current employees with those of our shareholders in maximizing shareholder value.

 If the option exchange program is approved by our shareholders, it is the Board of Directors' intent that eligible optionholders who are offered the opportunity to participate in the program will be able to offer their options for exchange promptly following the Meeting.  The new options will be granted on the date the offer expires.

If the option exchange program is not approved by our shareholders, our Board of Directors may elect to grant our employees (including officers) special supplemental equity grants  in order to restore the value of previously granted share options that are now "underwater" (i.e., the exercise price of such share options exceeds the market price of our Ordinary Shares).  Such supplemental equity grants would potentially dilute our shareholders.

Even if the option exchange program is approved by our shareholders, our Board of Directors will retain the authority, in its sole discretion, to postpone, or under certain circumstances cancel the exchange offer, once it has commenced, or elect to adopt an alternative course of action.  In addition, our Board of Directors may elect to exclude option holders in certain jurisdictions from participating in the exchange offer for tax or other reasons and instead make supplemental equity grants to such option holders.

Summary of Material Terms of the Proposed Option Exchange Program

Our Compensation Committee, our Audit Committee and our Board of Directors approved a one-time share option exchange program on the terms described below, subject to shareholder approval.  Under the proposed option exchange program, eligible employees (including officers) would be able to elect to exchange, through an exchange offer, outstanding eligible options to purchase our Ordinary Shares for new share options with a new exercise price, and re-started vesting periods.  The following describes the important features of the proposed option exchange program:

Eligible Options. All outstanding share options having an exercise price equal to or in excess of $5.00 per share granted under the Alvarion Ltd. 2006 Global Share Based Incentive Plan, the Alvarion Ltd. 2002 Global Share Option Plan and the Breezecom Ltd. 1999 U.S. Stock Option Plan will be eligible to participate in the option exchange offer.

Eligible Participants. All full-time or part-time employees of Alvarion and its subsidiaries (including officers) in Israel, the United States and Romania on the date the exchange offer commences (who are not in an employment termination "notice" period) who hold eligible options with exercise prices equal to or in excess of $5.00 will be eligible to participate; provided, however, that a participant will only receive a grant of new options in the offer if he or she is an employee  of Alvarion  (and not in an employment termination "notice" period) on the date the new options are granted.

Exchange Ratio.  The number of new options received in the exchange will vary based on the exercise price of the options surrendered, based on the following exchange ratios:

•	Surrendered options with an exercise price of $5.00 to $8.00 will be replaced with new options at an exchange ratio of one new option for every one surrendered option.

•	Surrendered options with an exercise price of $8.01 to $10.00 will be replaced with new options at an exchange ratio of one new option for every two surrendered options.

•	Surrendered options with an exercise price of $10.01 or greater will be replaced with new options at an exchange ratio of one new option for every four surrendered options.

Grant Date. We expect to grant the new options on the date the offer expires.  We will issue the new options under the Alvarion Ltd. 2006 Global Share Based Incentive Plan.  We will cancel the options accepted for exchange after the close of business on the date the offer expires.  If the expiration date of the offer is extended, the cancellation date and new option grant date will be similarly extended.

Exercise Price of New Options. The new options will have an exercise price equal to the per share closing price of our Ordinary Shares on the NASDAQ Global Market on the date the new options are granted.

Vesting Schedule of New Options.  The new options will vest in installments, provided the recipient is employed on the date of vesting, as follows:

•	33.3% of the new options will vest on the first anniversary of the grant date; and

•	the remaining 66.7% of the new options will vest in eight (8) equal quarterly installments following the first anniversary of the grant date.

Expiration Date of New Options. The new options will expire six (6) years from the date the new options are granted.  Under certain circumstances, such as if employment is terminated, the new options may expire sooner.

Number of Eligible Options.  As of June 30, 2010, options to purchase 12,509,559 Ordinary Shares were outstanding, of which options to purchase 2,982,420 Ordinary Shares would be eligible for exchange under the option exchange program.

The following tables present the number of shares underlying outstanding eligible options in each exercise price range as of June 30, 2010, for all eligible optionholders.

Exercise Price Range	Maximum Number of Shares Underlying Eligible Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
$5.00 - $8.00	666,400	$7.01	3.28
$8.01 - $10.00	1,258,350	$8.59	3.13
$10.01 and greater	1,057,670	$12.57	4.00
Total	2,982,420	$9.65	3.47

Voluntary Participation.  Participation in the option exchange program will be voluntary.  Eligible optionholders will be permitted to exchange all or none of their eligible options for new options on a grant-by-grant basis, meaning that an eligible optionholder who holds more than one eligible option need not surrender every eligible option he or she holds, but if any part of a single eligible option under a specific grant is surrendered, the entire eligible option granted under the same grant must be surrendered.

Reasons for the Option Exchange Program

We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business.  We rely on highly skilled and educated technical, managerial and administrative employees to implement our strategic initiatives, expand and develop our business and satisfy customer needs.  Competition for these types of employees is intense.

Share options constitute a key part of our incentive and retention programs.  Our Board of Directors believes that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares.  Due to the continuous decline in the price of our Ordinary Shares over the last few years, many of our employees now hold share options with exercise prices significantly higher than the current market price of our Ordinary Shares.  For example, on July 23, 2010, the closing price of our Ordinary Shares on the NASDAQ Global Market was $2.27 and the weighted average exercise price of the eligible options for the exchange program was $9.65 per share.  As of July 23, 2010, all of the outstanding eligible options were underwater.

Consideration of Alternatives

In determining how to increase the retentive and motivational value of equity awards for employees, different alternatives were considered.  The option exchange program structure was chosen as it is a less dilutive alternative and it provides the further benefit of reducing our equity award overhang through the cancellation of outstanding options that currently provide no meaningful retention or incentive value to our employees.

Since many of the eligible options have been out of the money for an extended period of time, employees have had little or no incentive to exercise them.  The option exchange program will also serve to reduce our potential dilution, particularly that portion consisting of options having the highest exercise prices with the least retention value.  Under the program, participating employees with options with exercise prices greater than $8.00 will receive fewer new options than the number of options they surrender.  Because the participants will exchange a greater number of old options for a lesser number of new options, there will be an immediate reduction in our potential dilution.

For example, if all of the 2,982,420 eligible options are surrendered for cancellation, we would issue new options to purchase 1,559,993 Ordinary Shares, based on the exchange ratios described under the heading "Summary of Material terms of the Proposed Option Exchange Program – Exchange Ratio" above, resulting in a net reduction in overhang from the option exchange program of 1,422,427 Ordinary Shares or approximately 2.3% of the 62,196,741 of the Ordinary Shares issued and outstanding as of July 26, 2010.

In deciding to approve the proposed option exchange program, we also considered a number of alternatives to the proposed option exchange program as a means of incentivizing and retaining employees, including:

Granting Additional Equity Awards.    We considered making special grants of new equity.  However, this additional grant would increase our compensation expense and dilute the interests of our shareholders.  If the option exchange program is not approved by our shareholders, our Board of Directors may elect to grant our employees (including officers) special supplemental equity grants in order to restore the value of previously granted share options that are now underwater.

Allowing the Existing Options to Remain Outstanding.  We did not believe that allowing the existing options to remain outstanding would have an appropriately incentivizing effect, because so many of the options held by our employees are significantly out of the money.  We also considered that allowing the existing options to remain outstanding would not allow us to reduce our potential dilution and would prevent us from experiencing any retentive and incentive value from the compensation expense that we record in our financial statements with respect to these significantly underwater options.

After weighing each of the alternatives, we determined that the proposed option exchange program was attractive for a number of reasons, including the following:

•
Reasonable, Balanced Incentives. Under the option exchange program, eligible optionholders would be able to surrender certain underwater options for new options with exercise prices equal to the per share closing price of our Ordinary Shares on the NASDAQ Global Market on the date the new options are granted, and with re-started vesting periods.  Re-starting vesting on the new options will help ensure our affected employees' commitment to Alvarion, in particular over the one-year period following the conclusion of the exchange offer, since the employees must remain employed for that period in order to be vested in any of the new options.

•
Enhanced Long-Term Shareholder Value. We believe that ultimately the option exchange program will enhance long-term shareholder value by restoring competitive incentives to the participants so they are further motivated to achieve our strategic, operational and financial goals.  Exercise prices significantly in excess of the market price of our Ordinary Shares undermine the effectiveness of options as employee performance and retention incentives.

•
Reduced Pressure for Additional Grants. If we are unable to implement the option exchange program, we may be forced to issue additional equity awards to our employees, increasing our potential dilution.  These grants would more quickly exhaust the current pool of shares available for future grants of options or other equity awards.

Accounting Treatment

We account for stock-based compensation in accordance with ASC 718 Compensation - Stock Compensation (formerly SFAS No. 123(R)).  Pursuant to ASC 718, in addition to the remaining unamortized expense for the eligible options, we will recognize the incremental compensation cost of the share options granted in the option exchange program.  The incremental compensation cost will be measured as the excess, if any, of the fair value of each new option granted to employees in exchange for surrendered eligible options, measured as of the date the new options are granted, over the fair value of the eligible options surrendered in exchange for the new options, measured immediately prior to the cancellation.

The unrecognized compensation cost remaining from the original grant date valuation would be recognized over the remainder of the original requisite service period and the incremental compensation cost of the new options will be recognized ratably over the vesting period of the new options. Essentially, the unrecognized compensation cost is bifurcated and recognized as if the two components were separate awards with separate vesting periods.

As would be the case with eligible options, in the event that any of the new options are forfeited prior to their vesting due to termination of service, the compensation cost for the forfeited new options will not be recognized.

The total compensation cost of the option exchange program will vary in accordance with the fair market value of our stock on the grant date.  For instance, presuming full participation in the option exchange program, if the fair market value of our Ordinary Shares on the grant date is $2.27 per share (the closing price of our Ordinary Shares on NASDAQ on July 23, 2010), the total additional incremental compensation cost of the program would be approximately $0.5 million.

Tax Treatment

We believe that employees who are U.S. citizens or residents of the United States who exchange eligible options for new options will not be required under current U.S. tax law to recognize income for federal income tax purposes at the time of the exchange.  State and local tax consequences may be different.

We believe that employees who are Israeli citizens or residents of Israel who exchange eligible options for new options will not be required to recognize income tax at the time of the exchange, if we succeed in receiving a tax ruling from the Israeli Tax Authority, which we intend to pursue in connection with the exchange offer (the receipt of which will be one of the conditions to the completion of the exchange offer).

Effect on Shareholders

We are not able to predict the impact that the proposed option exchange program would have on your interests as a shareholder, as we are unable to predict what the future market price of our Ordinary Shares will be on the date that the new options are granted.  We expect to recognize incremental compensation expense from the option exchange program.  In addition, the option exchange program is intended to reduce our need to issue supplemental share options in the future to remain competitive with other employers.

The program was designed, in aggregate, to be substantially value neutral to our shareholders and to reduce the dilution in ownership from outstanding equity awards.  The following table summarizes the effect of the program, assuming all eligible options were exchanged, as of June 30, 2010:

	Prior to Exchange	Following the Exchange

Ordinary Shares Outstanding:	62,225,018	62,225,018

Ordinary Shares Covered by all Outstanding Options:	12,509,559	11,087,132

Weighted Average Exercise Price:	$6.33	$4.86*

Weighted Average Remaining Term:	4.17 years	4.19 years

* Based on an assumed new grant price of $2.27 per share (the closing price of our Ordinary Shares on NASDAQ on July 23, 2010).

Proposal

We are proposing to adopt the following resolution:

"RESOLVED, that the option exchange program as described in Proposal No. 5 of the Proxy Statement for Alvarion Ltd.'s 2010 Annual General Meeting of shareholders be, and it hereby is, approved."

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to approve the option exchange offer.

Item 6 – Review and Discussion of Our 2009 Consolidated Financial Statements

In accordance with Section 60(b) of Israel's Companies Law, you are invited to discuss our 2009 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2009, including our 2009 audited consolidated financial statements, is available on our website at www.alvarion.com. To have a printed copy mailed to you at no charge, please contact us at 21A Habarzel Street, Tel Aviv 69710, Israel; tel: +972-3-6456262, email: kika.stayerman@alvarion.com.

Other Matters

Our management does not know of any other business proposed to be transacted at the Meeting. However, if any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, ANTHONY MAHER Chairman of the Board of Directors